SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year Ended December 31, 2008

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 0-1999

Full Title of Plan:

Kentucky Investors, Inc.,
and Affiliated Companies Retirement Savings Plan and Trust

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Investors Heritage Capital Corporation and
Investors Heritage Life Insurance Company
200 Capital Avenue, P. O. Box 717
Frankfort, Kentucky 40602

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

KENTUCKY INVESTORS, INC., AND AFFILIATED
COMPANIES RETIREMENT SAVINGS PLAN AND TRUST

Date: June 26, 2009

BY: ______________________
Harry Lee Waterfield II
Chairman of the Board, President
Investors Heritage Capital Corporation

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Harry Lee Waterfield II and Raymond L. Carr, being the President and Vice President, Chief Financial Officer, respectively, of Investors Heritage Capital Corporation, hereby certify as of this 26th day of June, 2009, that the Form 11-K for the year ended December 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Kentucky Investors, Inc., and Affiliated Companies Retirement Savings Plan and Trust.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Investors Heritage Capital Corporation and will be retained by Investors Heritage Capital Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

INVESTORS HERITAGE CAPITAL CORPORATION

DATE: June 26, 2009

BY: Harry Lee Waterfield II
President

DATE: June 26, 2009

BY: Raymond L. Carr
Vice President - Chief Financial Officer

Mountjoy & Bressler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-115680) pertaining to the Kentucky Investors Inc. and Affiliated Companies Retirement Savings Plan and Trust of our report dated June 17, 2009, with respect to the financial statements of the Kentucky Investors Inc. and Affiliated Companies Retirement Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Mountjoy & Bressler, LLP

Louisville, Kentucky
June 17, 2009

mountjoybressler.com

2300 Waterfront Plaza
325 W. Main Street
Louisville, Kentucky 40202
(502) 992-2700
(502) 992-4700 fax

175 East Main Street, Suite 200
Lexington, Kentucky 40507
(859) 255-4950
(859) 255-2875 fax

The Ernst Mansion
405 Garrard Street
Covington, Kentucky 41011
(859) 431-1975
(859) 431-7721 fax

150 Flynn Avenue, Suite 100
P.O. Box 5630
Frankfort, Kentucky 40602
(502) 227-9000
(502) 227-9400 fax

An Independent Member of Baker Tilly International

Audited Financial Statements

KENTUCKY INVESTORS, INC.
AND AFFIILATED COMPANIES
RETIREMENT SAVINGS PLAN AND TRUST

Years ended December 31, 2008 and 2007

Kentucky Investors, Inc. and Affiliated Companies
Retirement Savings Plan and Trust

Audited Financial Statements

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investors Heritage Capital Coporation

We have audited the accompanying statements of net assets available for benefits of the Kentucky Investors Inc. and Affiliated Companies Retirement Savings Plan and Trust (the Plan) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Mountjoy & Bressler, LLP

Louisville, Kentucky
June 17, 2009

Kentucky Investors, Inc. and Affiliated Companies
Retirement Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2008	**2007**
Assets		
Investment in securities of Participating Companies at fair value:		
Kentucky Investors, Inc. common stock – 303,492 and 293,798 shares – cost $5,515,020 and $5,254,302 for 2008 and 2007, respectively	**$ 8,042,542**	$ 8,152,890
Investment in mutual funds:		
Vanguard 500 Index Fund – cost $125,519 and $84,123 for 2008 and 2007, respectively	**88,009**	93,791
Fidelity Puritan Fund – cost $58,596 and $31,995 for 2008 and 2007, respectively	**39,860**	29,603
Goldman Sachs Money Market – cost $49,534 and $41,900 for 2008 and 2007, respectively	**49,534**	41,900
Fidelity Advisors New Insight Fund – cost $12,354 for 2008	**10,620**	–
Cash	**15,261**	70
Net assets available for benefits	**$ 8,245,826**	$ 8,318,254

See accompanying notes.

Kentucky Investors, Inc. and Affiliated Companies
Retirement Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2008	**2007**
Dividend and interest income	**$ 117,222**	$ 118,343
Contributions:		
Participating employers	**264,768**	234,080
Participants	**285,268**	254,580
	550,036	488,660
Distributions to participants	**(301,865)**	(320,187)
Administrative expenses	**(4,500)**	(4,250)
	(306,365)	(324,437)
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments	**(433,321)**	130,916
Net increase (decrease) in assets available for benefits	**(72,428)**	413,482
Net assets available for benefits at beginning of year	**8,318,254**	7,904,772
Net assets available for benefits at end of year	**$ 8,245,826**	$ 8,318,254

See accompanying notes.

Kentucky Investors, Inc. and Affiliated Companies
Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2008 and 2007

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Kentucky Investors, Inc. and Affiliated Companies Retirement Savings Plan and Trust (the Plan) are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value based upon quoted market prices on the last business day of the Plan year. Quoted market prices are based on the last reported sales price on the last business day of the year, and securities traded in the over-the-counter market for which no sale was reported on that date are valued at bid quotations. Stock distributions are recorded on an average cost basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan, sponsored by Kentucky Investors, Inc. (Kentucky Investors or the Sponsor), that was established as an incentive to eligible employees of Kentucky Investors, Inc., Investors Heritage Life Insurance Company (Investors Heritage), and Investors Heritage Printing, Inc. (collectively, the Participating Companies).

Participants have the option of investing contributions in either Kentucky Investors common stock or select mutual funds. A participant can change the election of future contributions quarterly.

2. Description of the Plan (continued)

All employees completing 1,000 or more hours of service within the year are eligible to participate. Employees who meet the eligibility requirements and elect to participate are entitled to make voluntary contributions, subject to federal regulations. The Participating Companies will then contribute an amount equal to the employee contributions, up to 10% of the employee's eligible compensation, if the selected investment option is Kentucky Investors common stock. If the selected investment option consists of mutual funds, the Participating Companies will contribute an amount equal to 10% of the employee contributions, up to 10% of the employee's eligible compensation. At their discretion, the Participating Companies may contribute an amount greater than the employee contributions, subject to certain limitations.

The Plan is administered by a committee appointed by the Board of Directors of Kentucky Investors and the Plan trustee is Farmers Bank and Capital Trust Company of Frankfort, Kentucky. Purchases of investments by the trustee for the Plan may be made in open market transactions with unrelated parties or may be purchased directly from Kentucky Investors or Investors Heritage.

Each participant's account is credited with the participant's contributions and an allocation of (a) employer contributions and (b) Plan earnings. In addition, each participant's account may be charged with an allocation of administrative expenses. Allocations are based on participant elective contributions or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts shall first be applied to the restoration of forfeitures and then shall be used to reduce future employer contributions at the discretion of the Participating Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested as to employee contributions. Participants are partially vested as to their share of employer contributions after two years of service and fully vested after six years. Participants who reach the normal retirement age while employed by the Participating Companies will also be fully vested. On termination of service for death, disability, or retirement, a participant may elect to receive either a lump-sum amount or monthly, quarterly, or annual installments equal to the vested value of his or her account in the form of the investments allocated to their account. Prior to selling or otherwise disposing of any Kentucky Investors common stock held within the Plan, a former participant must first offer to sell it to the Participating Companies at fair market value as determined by an independent appraiser.

2. Description of the Plan (continued)

When a participant withdraws from the Plan, the non-vested portion of the participating employer's contributions is forfeited. If a former participant returns to employment within five years, the Plan would be required to reinstate the participant's account upon repayment of amounts previously distributed to the participant.

Although it has expressed no intention to do so, the Board of Directors of Kentucky Investors is authorized to amend or terminate the Plan at any time. Further, the Board of Directors of any of the Participating Companies may, at any time, terminate their participation in the Plan with respect to the employees of that company. Should the Plan be terminated, each participant's account would become 100% vested.

More detailed information concerning the Plan may be found by consulting the *Summary Plan Description.*

3. Investment Options

The Plan provides for separate investment programs with separate funds. As of December 31, 2008, assets of the Plan were held in Kentucky Investors Common Stock, the Vanguard 500 Index Fund, the Fidelity Puritan Fund, the Goldman Sachs Money Market Fund and the Fidelity Advisors New Insight Fund. As of December 31, 2007, assets of the Plan were held in Kentucky Investors Common Stock, the Vanguard 500 Index Fund, the Fidelity Puritan Fund and the Goldman Sachs Money Market Fund. Participants have the option of receiving payment of the Kentucky Investors Common Stock dividend or having the dividends reinvested in the Plan.

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31	
	2008	**2007**
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments:		
Common stock	**$ (368,059)**	$ 131,517
Mutual fund	**(65,262)**	(601)
	$ (433,321)	$ 130,916

3. Investment Options (continued)

The Plan's investments in common stock of Kentucky Investors, Inc. represented more than 5% of the Plan's net assets available for benefits at December 31, 2008 and 2007.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and has applied for but not received a new determination letter from the IRS. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Accordingly, a provision for federal income taxes has not been made.

5. Transactions with Related Parties

The Plan has investments in common stock of Kentucky Investors, Inc.

Certain administrative expenses for the Plan have been paid by the Participating Companies. The Plan was charged $4,500 and $4,250 for administrative services in connection with the independent valuation of Kentucky Investors, Inc. common stock during 2008 and 2007, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. During the Plan year, the credit and liquidity crises in the United States and throughout the global financial system have resulted in substantial volatility in financial markets and the banking system. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of financial condition.

7. Contributions

Contributions made by the Participating Companies and their participating employees during the years ended December 31, 2008 and 2007 were as follows:

	Investors Heritage	Investors Heritage Printing, Inc.	Total
Year ended December 31, 2008			
Contributions:			
Participating employers	**$ 250,337**	**$ 14,431**	**$ 264,768**
Participants	**270,837**	**14,431**	**285,268**
Year ended December 31, 2007			
Contributions:			
Participating employers	$ 220,925	$ 13,155	$ 234,080
Participants	241,425	13,155	254,580

8. Concentration of Credit Risk

Included in investments at December 31, 2008 and 2007 are shares of the Sponsor's common stock amounting to $8,042,542 and $8,152,890, respectively. This investment represents 98% of total investments at December 31, 2008 and 2007. A significant decline in the market value of the Sponsor's stock would significantly affect the net assets available for benefits.

9. Fair Values of Financial Instruments

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan adopted SFAS No. 157 effective January 1, 2008. The adoption of this standard did not have a material effect on the Plan's financial statements.

9. Fair Values of Financial Instruments (continued)

The Plan holds mutual funds and Kentucky Investors stock that are measured and reported at fair market value on the Statements of Net Assets Available for Benefits. The Plan determines the fair market values of its financial instruments based on the fair value hierarchy established in SFAS No. 157 that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value, as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities. The Plan's Level 1 assets and liabilities include mutual funds that are traded in an active exchange market.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan's Level 2 assets include Kentucky Investors common stock.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These investments require significant management judgment or estimation in measuring fair value.

In accordance with SFAS No. 157, the Plan has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three-level fair value hierarchy. If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the valuation inputs, or their ability to be observed, may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the period in which the reclassifications occur.

The following table presents the Plan's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	**Level 2**	**Level 3**	**Total**
Common stock	$ –	$ 8,042,542	$ –	$ 8,042,542
Mutual Funds	188,023	–	–	188,023

10. Subsequent Event

Effective June 1, 2009, the Plan Sponsor changed its name from Kentucky Investors, Inc. to Investors Heritage Capital Corporation.